June 5, 2025

Volumetric Fund, Inc.

87 Violet Drive

Pearl River, New York 10965

Lauren Hamilton

U.S. Securities and Exchange Commission

Re: Volumetric Fund, Inc., File Nos. 811-04643, 033-12703

Dear Ms. Hamilton,

On May 14, 2025, you provided oral comments with respect to the December 31, 2024, Form N-CEN and Form N-CSR filings by Volumetric Fund, Inc. (the “Fund” or the “Registrant”), as indicated below. Please find below the Registrant's responses to those comments.

Comment 1: Form N-CEN (Dec 31, 2024), Part C is missing need information.

Response: The information in Form N-CEN (Dec 31, 2024) Part C, was omitted from the filing (0000792394-25-000003) in error. This omitted information has been updated and is provided in an amended N-CEN/A that was filed on June 3, 2025.

Comment 2: Form N-CSR (Dec 31, 2024), Item 16b, Controls and Procedures Section, regarding material changes to internal controls, clarify the exact time-period the statement is referencing.

Response: The Form N-CSR, Item 16b, did not clearly indicate the time-period covered by the statement. This will be more clearly stated in future files. Regarding the Dec 31, 2024 filing, the below statement is true:

“There were no material changes to the internal controls over financial reporting (as defined in Rule 30a-3(d) under the Act (17 CFR 270.30a-3(d)) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.”

Comment 3: Form N-CSR (Dec 31, 2024), SEC 3126, Section 302 Certification, Item 4d. The Certification does not reflect the correct time-period of the filing. It indicates the “fiscal half-year”, instead of the entire year. A certification with the correct time-period is needed and should be filed as an amendment. A statement should also be provided identifying the amendment.

Response: The period of “half-year” was noted in the Certification in error. The statement should have identified the entire period of one year instead. A revised statement within the Certification was submitted and filed with the SEC on June 3, 2025. The reason for the amendment was identified in the updated filing.

Comment 4: Form N-CSR (Dec 31, 2024), Item 7, Financial Statement and Financial Highlights section. Regarding the list of assets, as per the SEC Regulation S12-12, how does the indicated Equity Traded Fund, SPDR S&P 500 ETF Trust, align with Regulation?

Response: As per SEC Regulation S12-12, the assets must be categorized by the type of investment, industry and country. The Fund’s schedule of investments includes an Equity Traded Fund (SPDR S&P 500 EFT Trust) under the category of “Equity” as the type of investment. It should be under a separate investment type named “Equity Traded Funds” instead. This has been noted and will be revised in future filings.

If you have any questions or comments, please contact me at 845-623-7637 or jg@volumetric.com.

Thank you,

/s/ Jeffrey Gibs

Jeffrey Gibs

President

Volumetric Fund, Inc.